Exhibit 99.3

February 25, 2015

Charles Magolske
Insight Transportation Services LLC
1012 South Garfield Street
Denver, Colorado 80209

Dear Charles,

This letter is written pursuant to your consulting agreement requirement to define the method that a success fee will be calculated for each transaction. The transaction this letter agreement addresses is the transaction where Uranium Resources may acquire Anatolia Energy Ltd. (ASX:AEK) in a stock for stock transaction.

Your success fee value will be 1% of this transaction value, and since we expect this to be an all-stock transaction with no cash component in the purchase price, you will be issued the number of URI shares that are equal to 1% of the number of shares issued to acquire Anatolia Energy Ltd. These shares will be issued within one week after the closing. Should the acquisition purchase price include additional consideration, such as warrants or other rights, you would also receive 1% of the number of warrants or other rights, as may be the case.

As I am sure you understand, the obligation to pay this success fee is subject to the terms of your consulting agreement and conditioned upon the closing of the Anatolia Energy Ltd. acquisition.

Sincerely,

/s/ Chris Jones

Chris Jones
Chief Executive Officer
Uranium Resources

Accepted and Agreed:

Charles Magolske

/s/ Charles Magolske